

Mail Stop 3030

December 2, 2016

<u>Via E-mail</u>
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re: Aquantia Corp.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 14, 2016**
> **CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2016 letter.

<u>Revenue, page 59</u>

1.   Please quantify the impact of price and volume changes separately. Also ensure that your disclosure here is reconcilable to your disclosure on pages 18 and 54 regarding decreasing prices over time.

2.   Please tell us the portion of your revenue during the most recently reported period attributable to the product that you mention on page 54 as reaching the end of its life cycle this year.

Comparison of the Years Ended December 31, 2014 and 2015, page 61

3.   Please provide us your analysis supporting your conclusion that your previously disclosed price decrease is immaterial.

Agreements with GLOBALFOUNDRIES U.S. Inc., page 123

4.   Please provide us your analysis supporting your conclusion in your response to prior comment 3 that the license agreement is immaterial in significance given your added disclosure on page 85 about the license and the amount of fees mentioned in the second paragraph of this section.

Principal Stockholders, page 126

5.   Please tell us how the entities mentioned in your response to prior comment 4 exercise voting and dispositive powers with respect to your securities, including the identities of the natural person or persons involved in exercising those powers.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Babak Yaghmaie